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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               DATED JULY 9, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

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                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F  X          FORM 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       YES                   NO  X
                           ---                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASE TEST LIMITED


Dated: July 9, 2002                          By: /s/ Joseph Tung
                                               --------------------------------
                                                Name:  Joseph Tung
                                                Title: Director

ASE TEST LIMITED                                                    July 9, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.  886-2-8780-5489                    Mobile  886-920-189-608
Fax.  886-2-2757-6121                    email:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.  408-567-4383                       email:   rwei@iselabs.com

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                 ASE TEST LIMITED ANNOUNCES JUNE 2002 REVENUES

TAIPEI, TAIWAN, R.O.C., JULY 9, 2002 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated June 2002 net revenues were US$27.35 million. Compared to prior periods, the June figure represented growth of 28% year-over-year and an increase of 5% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                         June         May         June         YoY    Sequential
(US$000)                 2001        2002         2002      Change        Change
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Net Revenues           21,407      25,961       27,350         28%            5%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

[REPRESENTATION OF BAR CHART]

Jul '01   Aug '01   Sep '01   Oct '01   Nov '01   Dec '01   Jan '02   Feb '02   Mar '02   Apr '02   May '02   Jun '02
 18,887    20,221    21,418    22,669    23,270    21,467    22,431    20,656    25,883    24,913    25,961    27,350


CONSOLIDATED QUARTERLY NET REVENUES (UNAUDITED)

ASE Test's net revenues for the three months ending June 2001, March 2002, and June 2002 are set forth in the table below. The Company expects to announce its 2Q02 results after the US markets close on August 5.

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                           2Q          1Q           2Q         YoY    Sequential
(US$000)                 2001        2002         2002      Change        Change
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Net Revenues           67,337      68,970       78,224         16%           13%
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